

Mail Stop 3561

September 20, 2016

Via E-mail
Clifford C. Stebe, Jr.
Chief Financial Officer
LMI Aerospace, Inc.
411 Fountain Lakes Blvd.
St. Charles, Missouri 63301

> **Re:** **LMI Aerospace, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 17, 2016**
> **Form 10-Q for the Fiscal Period Ended June 30, 2016**
> **Filed August 8, 2016**
> **Form 8-K Filed August 8, 2016**
> **File Nos. 000-24293**

Dear Mr. Stebe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1 – Business

Backlog, page 13

1.   We note from the earnings release filed with us on Form 8-K (exhibit 99.1) on August 8, 2016 that you believe your long-term financial targets will be met based on, in part, the strength of your Boeing 737 backlog. Also, Mr. Korte states during the related earnings call that the "biggest chunk of (your) growth over the next few years is obviously on the backs of the 737 program." Please revise your filing here or in the MD&A to disclose the following regarding how backlog impacts current period earnings:

- a disaggregation of backlog by segment; and
- the amount of current period revenues that were included in the backlog of prior periods.

Please refer to Item 101(c)(viii) of Regulation S-K and SAB 13.B for MD&A guidance.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of Goods Sold, page 35

2.   We note the limited insight within your discussion of cost of goods sold per segment. We also note that you disaggregate net sales by category for each of your segments. Please consider revising your future filings to provide a tabular disclosure of cost of goods sold by category for each of your segments. Also provide a separate quantification and discussion of changes in significant cost components within these categories (e.g. labor, materials, subcontract costs, etc.). Refer to Item 303(a) of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data

Note 10 – (Loss) Earnings per Common Share, page 70

3.   We note that you calculate diluted earnings per share using the "if-converted" method. In light of the fact that it appears that your only dilutive potential shares relate to restricted stock, please tell us what consideration you gave to calculating your diluted earnings per share under the "treasury stock" method. Refer to ASC 260-10-45-22 and 32.

Form 10-Q for the Fiscal Period Ended June 30, 2016

Notes to Condensed Consolidated Financial Statements, page 6

4.   We note from the notes to your annual financial statements that you disclose assets and liabilities measured at fair value. We also note that your second priority senior secured notes are carried at fair value on a recurring basis. We further note that you impaired the goodwill in your Engineering Services segment in the second quarter of 2016. Please revise your future filings to disclose in each of your interim reports a footnote for assets and liabilities measured at fair value as required under ASC 820-10-50. Refer to ASC 270-10-50-1(k).

Form 8-K Filed August 8, 2016

Clifford C. Stebe, Jr.
LMI Aerospace, Inc.
September 20, 2016
Page 3

Exhibit 99.1

Outlook for 2016, page 4

5.   We note from your press release furnished on Form 8-K that you disclose certain financial projections. In that regard, please revise your future filings to disclose the following:
   - an introductory discussion of "the basis for" and "limitations of" your projections;
   - the significant assumptions used to estimate the projected amounts;
   - a discussion of why the current projections have changed from the amounts previously projected, or if true, disclose that amounts are consistent period-over-period; and
   - a discussion of differences between actual amounts and those previously projected, or if true, disclose that amounts are consistent period-over-period.
Please refer to Item 10(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724, Claire Erlanger at (202) 551-3301, or in their absence, me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure